Exhibit 99.1

ATA Announces Results of Annual General Meeting of Shareholders

Beijing, China, December 17, 2018 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a company focused on providing students with quality educational experiences and services in China and abroad, today announced that its 2018 Annual General Meeting of Shareholders (“AGM”) was held on Monday, December 17, 2018. All of the proposals submitted to shareholders at the 2018 AGM were approved.

Specifically, shareholders approved:

1.              Re-election of Zhilei Tong to serve as a class A director of the Company.

2.              Re-election of Jack Huang to serve as a class B director of the Company.

3.              Approval and ratification of the Second Amendment and Restatement of 2008 Employee Share Incentive Plan of the Company.

4.              Re-appointment of KPMG Huazhen LLP as the Company’s independent auditor for the fiscal year ending December 31, 2018.

About ATA Inc.

ATA is focused on providing quality educational experiences and services for students throughout China and abroad. ATA aims to offer both online and on-campus, and other education programs through a network of global education partners. For more information, please visit ATA’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, Chief Financial Officer	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Katherine Yao, Senior Associate +86 10 6587 6435 kyao@equityny.com

Adam Prior, Senior Vice President 212-836-9606 aprior@equityny.com